FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Launches Enhanced SIM-based Licensing Solution for 3 Hong Kong Enterprise Customers	2.

2.	BlackBerry Launches Enhanced SIM-based Licensing Solution for China Mobile Hong Kong Enterprise Customers	2.

Document 1

NEWS RELEASE
MARCH 27, 2015
FOR IMMEDIATE RELEASE

BlackBerry Launches Enhanced SIM-based Licensing Solution
for 3 Hong Kong Enterprise Customers

Hong Kong - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that 3 Hong Kong, the mobile telecommunications division of Hutchison Telecommunications Hong Kong Holdings Limited (HTHKH; SEHK: 215), is now offering its enterprise customers Enhanced SIM-Based Licensing (ESBL) by BlackBerry. With the new ESBL offering, 3 Hong Kong enterprise customers can get BES12, a cross-platform EMM solution by BlackBerry, integrated with their wireless monthly subscriber billing. The ESBL offering in conjunction with BES12 will support iOS, Android™, Windows Phone® and BlackBerry® 10.

The offering will enable 3 Hong Kong to resell to its enterprise customers licences for BlackBerry EMM services as a bundled offer along with airtime and a data plan. ESBL enables 3 Hong Kong to offer enterprise customers granular monthly billing, and the ability to consolidate all users to one monthly billing date. This helps 3 Hong Kong facilitate how customers pay for BlackBerry EMM services, which can quickly and easily be selected at the carrier point of sale. ESBL will also integrate with 3 Hong Kong’s existing carrier provisioning systems, helping to identify a customer’s existing licensing status as well as upsell opportunities.

The ESBL offering will provide enterprise customers an improved purchasing experience, meaning they can consolidate operational costs into one monthly invoice. The license migration process is eliminated, since ESBL licensing includes version upgrades and updates. Enterprises with BYOD policies will also have the opportunity to purchase Bring Your Own Licenses (BYOL) with ESBL.

Commenting on the partnership, HTHKH’s Chief Operating Officer Jennifer Tan said: “At 3 Hong Kong, we strive to capitalize on our market-leading position to encourage the adoption of data services in the industry. By working with BlackBerry to enable ESBL, our enterprise customers will find buying software and data-services easier than ever. This simplifies how organizations buy and use mobility, and further enhances our commitments to customers.”

“As the leading global EMM provider, BlackBerry is constantly looking at ways to drive additional value for our carrier partners, by better addressing our mutual customers’ evolving mobility needs. With BES12, BlackBerry is uniquely positioned to combine an operator’s device and data billing with customers’ consumption of additional services. ESBL is designed to offer enterprises a more productive, secure and flexible business solution. We are delighted to see 3 Hong Kong extend these benefits to its customers,” said Gallant Leon, Managing Director, North Asia, BlackBerry.

BES12 provides expanded EMM capabilities that can manage any mobile deployment model such as BYOD, COPE and COBO, and is built on BlackBerry’s trusted network.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

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Document 2

MARCH 27, 2015
FOR IMMEDIATE RELEASE

BlackBerry Launches Enhanced SIM-based Licensing Solution
for China Mobile Hong Kong Enterprise Customers

Hong Kong - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that China Mobile Hong Kong Co., Ltd. (“CMHK”), the wholly owned subsidiary of China Mobile Limited, the world’s largest mobile network operator, will offer Enhanced SIM-Based Licensing (ESBL) by BlackBerry to its enterprise customers. With the new ESBL offering, CMHK enterprise customers can get BES12, a cross-platform EMM solution by BlackBerry, integrated with their wireless monthly subscriber billing. The ESBL offering in conjunction with BES12 will support iOS, Android™, Windows Phone® and BlackBerry® 10.

The offering will enable CMHK to resell to its enterprise customers licenses for BlackBerry EMM services as a bundled offer along with airtime and a data plan. ESBL enables CMHK to offer enterprise customers granular monthly billing, and the ability to consolidate all users to one monthly billing date. This helps CMHK facilitate how customers pay for BlackBerry EMM services, which can quickly and easily be selected at the carrier point of sale. ESBL will also integrate with CMHK’s existing carrier provisioning systems, helping to identify a customer’s existing licensing status as well as upsell opportunities.

The ESBL offering will provide enterprise customers an improved purchasing experience, meaning they can consolidate operational costs into one monthly invoice. The license migration process is eliminated, since ESBL licensing includes version upgrades and updates. Enterprises with BYOD policies will also have the opportunity to purchase Bring Your Own Licenses (BYOL) with ESBL.

Commenting on the partnership, Mr. Alan Chow, Chief Marketing Officer, CMHK, said, “CMHK is committed to delivering the highest customer satisfaction levels through introducing the most advanced technology and innovation. Our partnership with BlackBerry is just one part of this, meaning we can extend the benefits of Enhanced SIM-Based Licensing to our enterprise customers. We are confident CMHK can boost enterprise customer satisfaction by becoming the one-stop service provider for customers buying devices, data plans and enterprise mobility software and services - bringing the convenience of one monthly bill irrespective of what service the customer is purchasing.”

“As the leading global EMM provider, BlackBerry is constantly looking at ways to drive additional value for our carrier partners, by better addressing our mutual customers’ evolving mobility needs. With BES12, BlackBerry is uniquely positioned to combine an operator’s device and data billing with customers’ consumption of additional services. ESBL is designed to offer enterprises a more productive, secure and flexible business solution. We are delighted to see CMHK extend these benefits to its customers,” said Gallant Leon, Managing Director, North Asia, BlackBerry.

BES12 provides expanded EMM capabilities that can manage any mobile deployment model such as BYOD, COPE and COBO, and is built on BlackBerry’s trusted network.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	March 27, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer